P.E. 2/1/02

02016088

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2002

CANADIAN PACIFIC RAILWAY LIMITED/CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-1342) (Commission File No. 1-15272)
(translation of Registrant's name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962, Form S-8 No. 333-13846, Form S-3 No. 2-98605, and Form F-9 No. 333-14014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

By: ______________________
Name: Robert V. Horte
Title: Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

By: ______________________
Name: Robert V. Horte
Title: Assistant Corporate Secretary

Date: February 19, 2002

CANADIAN
PACIFIC
RAILWAY

News

Release: Immediate, Feb. 19, 2002

CANADIAN PACIFIC RAILWAY LIMITED DECLARES DIVIDEND

CALGARY -- The Board of Directors of Canadian Pacific Railway Limited (TSE/NYSE: CP) has declared a quarterly dividend of twelve and three-quarter cents ($0.1275) Canadian per share on the outstanding Common Shares. The dividend is payable on April 29, 2002, to holders of record at the close of business on March 27, 2002.

Contacts:

Media
Len Cocolicchio
Tel.: (403) 319-7591
email: len_cocolicchio@cpr.ca

Investment Community
Paul Bell, Vice-President - Investor Relations
Tel.: (403) 319-3591
investor@cpr.ca